UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 1, 2011
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-158199). Credit Suisse Group AG’s financial release for the third quarter of 2011 (Credit Suisse Financial Release 3Q11) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on November 1, 2011. The Bank is incorporating by reference the Credit Suisse Financial Release 3Q11 (except for the sections entitled “Dear shareholders” and “Investor information”). On or about November 10, 2011, Credit Suisse will publish and file with the SEC the Financial Report 3Q11, which will include additional disclosures on (i) fair value of financial instruments, (ii) loans, allowance for loan losses and credit quality, (iii) derivatives and hedging activities, (iv) investment securities, (v) guarantees and commitments, (vi) assets pledged or assigned, and (vii) transfers of financial assets and variable interest entities.

Unless the context otherwise requires, reference herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Release 3Q11 contains information for the three and nine months ended September 30, 2011. The Group's independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the three and nine months ended September 30, 2011 and the Group has not finalized its Financial Report for the period. Accordingly, such financial information is subject to completion of quarter-end procedures which may result in changes to that information.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2010 (the Credit Suisse 2010 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected operations statement information

in	3Q11	3Q10	% change	9M11	9M10	% change

Statements of operations (CHF million)

Net revenues	6,196	6,151	1	20,304	22,785	(11)

Provision for credit losses	63	(38)	–	42	(79)	–

Compensation and benefits	2,915	3,432	(15)	9,797	11,096	(12)

General and administrative expenses	2,170	1,726	26	5,386	5,438	(1)

Commission expenses	453	449	1	1,398	1,455	(4)

Total other operating expenses	2,623	2,175	21	6,784	6,893	(2)

Total operating expenses	5,538	5,607	(1)	16,581	17,989	(8)

Income from continuing operations before taxes	595	582	2	3,681	4,875	(24)

Income tax expense	219	64	242	889	945	(6)

Income from continuing operations	376	518	(27)	2,792	3,930	(29)

Income/(loss) from discontinuing operations	0	0	–	0	(19)	100

Net income	376	518	(27)	2,792	3,911	(29)

Net income/(loss) attributable to noncontrolling interests	(141)	261	–	858	474	81

Net income attributable to shareholders	517	257	101	1,934	3,437	(44)

of which from continuing operations	517	257	101	1,934	3,456	(44)

of which from discontinued operations	0	0	–	0	(19)	100

Selected balance sheet information

end of	3Q11	4Q10	% change

Balance sheet statistics (CHF million)

Total assets	1,035,690	1,008,761	3

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operations for the three and nine months ended September 30, 2011 and 2010 and the condensed consolidating balance sheets as of September 30, 2011 and December 31, 2010, refer to Note 28 – Subsidiary guarantee information in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Release 3Q11. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2010 20-F and I – Credit Suisse results – Operating environment in the Credit Suisse Financial Release 3Q11.

BIS statistics

end of	3Q11	4Q10	% change

Capital (CHF million)

Tier 1 capital	34,859	35,310	(1)

of which hybrid instruments	10,564	10,589	0

Total BIS eligible capital	48,602	47,569	2

Capital ratios (%)

Tier 1 ratio	17.6	17.1	–

Total capital ratio	24.5	23.1	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking, and hedging activities relating to share-based compensation awards. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of selected operations statement information

	Bank		Group

in	3Q11	3Q10	3Q11	3Q10

Statements of operations (CHF million)

Net revenues	6,196	6,151	6,689	6,566

Total operating expenses	5,538	5,607	5,761	5,591

Income from continuing operations before taxes	595	582	844	1,001

Income from continuing operations	376	518	512	884

Net income attributable to shareholders	517	257	683	609

of which from continuing operations	517	257	683	609

Comparison of selected operations statement information

	Bank		Group

in	9M11	9M10	9M11	9M10

Statements of operations (CHF million)

Net revenues	20,304	22,785	21,737	24,118

Total operating expenses	16,581	17,989	17,197	18,289

Income from continuing operations before taxes	3,681	4,875	4,450	5,885

Income from continuing operations	2,792	3,930	3,382	4,742

Net income attributable to shareholders	1,934	3,437	2,590	4,257

of which from continuing operations	1,934	3,456	2,590	4,276

Comparison of selected balance sheet information

	Bank		Group

end of	3Q11	4Q10	3Q11	4Q10

Balance sheet statistics (CHF million)

Total assets	1,035,690	1,008,761	1,061,521	1,032,005

Total liabilities	997,533	969,597	1,019,043	988,990

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 6 to 18, II – Results by division on pages 20 to 38 and III – Overview of results and assets under management on pages 40 to 41. These sections are included in the Credit Suisse Financial Release 3Q11.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to IV – Treasury, risk, balance sheet and off-balance sheet on pages 46 to 68 of the Credit Suisse Financial Release 3Q11.
Exhibits
No. Description

99.1 Credit Suisse Financial Release 3Q11

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: November 1, 2011

By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer